Notice-and-Access Notification to Beneficial Shareholders
Annual Meeting of Enerplus Corporation

Date & Time
Friday, May 5, 2017 at 10AM (MT)

Location
Calgary Telus Convention Centre
Glen Room 206
120 – 9th Avenue S.E.
Calgary, Alberta

You are receiving this notice as Enerplus Corporation ("Enerplus") has elected to use the notice-and-access model for delivery of meeting materials to its shareholders who do not hold their common shares in their own name ("beneficial shareholders"). Under notice-and-access, beneficial shareholders receive a voting instruction form enabling them to vote at Enerplus' annual meeting (the "meeting"). However, instead of receiving a paper copy of the Information Circular and Proxy Statement (the "Information Circular") and Notice of Meeting (together the "meeting materials"), beneficial shareholders receive this notice with information on how they may access the meeting materials electronically. Beneficial shareholders should follow the instructions below to view the meeting materials on the internet. This communication presents only an overview of the more complete meeting materials that are available to beneficial shareholders on the internet.

MATTERS TO BE VOTED UPON AT THE MEETING
The matters to be considered at the meeting are listed below, along with the section within the Information Circular where disclosure regarding each matter can be found.

1. To receive the consolidated financial statements of Enerplus for the year ended December 31, 2016, together with the auditors' report on those statements; see "Business of the Meeting – Financial Statements" in the Information Circular;
2. To appoint the auditors of Enerplus; see "Business of the Meeting – Appointment of Auditors" in the Information Circular;
3. To elect the directors of Enerplus; see "Business of the Meeting – Annual Election of Board of Directors" in the Information Circular;
4. To consider and, if thought advisable, to pass an ordinary resolution to approve all unallocated restricted share unit awards and performance share unit awards under Enerplus' share award incentive plan; see "Business of the Meeting – Approval of Unallocated Share Awards under the Share Award Incentive Plan" in the Information Circular;
5. To vote, on an advisory, non-binding basis, to accept Enerplus' approach to executive compensation; see "Business of the Meeting – Advisory Vote on Executive Compensation" and "Executive Compensation" in the Information Circular; and
6. To conduct any other business that may properly come before the meeting.

HOW TO ACCESS THE MEETING MATERIALS ONLINE
You can access the meeting materials on the internet at: **www.enerplus.com/about/agm.cfm** or under Enerplus' profile at **www.sedar.com** and **www.sec.gov**. *You are reminded to view the meeting materials before voting.*

HOW TO RECEIVE A PAPER COPY
Beneficial shareholders may request a paper copy of the meeting materials by postal delivery at no cost to them by visiting **www.proxyvote.com**, or by calling Toll Free 1-877-907-7643 and entering the control number on the enclosed voting instruction form. Requests may be made up to one year from the date the meeting materials are filed on SEDAR. In order to allow reasonable time to be allotted for a beneficial shareholder to receive and review a paper copy of the meeting materials in advance of the proxy deposit date and time as set out in the accompanying voting instruction form, any beneficial holder wishing to request a paper copy of the meeting materials as described above, should ensure such request is received *no later than April 21, 2017*. If you do request a paper copy of the meeting materials, please note that another voting instruction form will not be sent; please retain the enclosed voting instruction form for voting purposes. If you do not have a control number on the enclosed voting instruction form, please call Toll Free 1-855-887-2243.

HOW TO VOTE
Vote by Telephone or Mail: To vote your common shares by telephone or by mail, please follow the instructions on the enclosed voting instruction form by the deadline noted.

Vote by Internet: To vote your common shares using the Internet, go to **www.proxyvote.com** and follow the instructions using the control number on your voting instruction form by the deadline noted.

Vote in Person: Beneficial shareholders are not entitled, without making additional arrangements, to vote in person at the meeting. If you wish to vote in person at the meeting, please see the instructions on the enclosed voting instruction form or contact your intermediary, or broker, well in advance of the meeting to determine how you can do so.

Beneficial shareholders with general questions about notice-and-access may contact Computershare Trust Company, in its capacity as registrar and transfer agent for Enerplus, Toll Free at 1-866-921-0978.